Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FISCAL YEAR 2012 RESULTS
AND REVIEWS CORPORATE HIGHLIGHTS

Vancouver, B.C., April 2, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its annual operational and financial results for the year ended December 31, 2012.  The Company’s Annual Report on Form 40-F has been filed with the SEC, and is available on the Company website at www.entreegold.com.  Shareholders can receive a free hard copy of the Company’s audited Annual Financial Statements upon request.   All dollar figures in this news release are in United States currency unless otherwise noted.

Greg Crowe, President and CEO commented, "The year 2012 was dominated by global economic contractions.  In spite of the fact that copper and gold prices remained relatively strong, the junior resource industry was hit particularly hard.  One of the major impacts of this contraction was that traditional financing sources for junior resource companies evaporated.    Entrée was successful in securing a financing package of approximately $55 million from Sandstorm Gold Ltd. (see news release of February 15, 2013) tied to two of Entrée’s main assets in Nevada and Mongolia. The equity private placement component of this financing resulted in Sandstorm becoming one of our largest shareholders.  This financing package provides an independent third party endorsement of our assets and has left Entrée in a strong financial position in these challenging economic times.

Entrée also significantly advanced the Ann Mason Project in 2012.  This resulted in the completion of a positive Preliminary Economic Assessment on the Ann Mason deposit (see news release of October 24, 2012) and the first resource estimate for the Blue Hill copper oxide and sulphide deposit (see news release of October 29, 2012).  The Ann Mason deposit, located in the mining friendly and politically stable jurisdiction of Nevada, returned a base case net present value of $1.1 billion and a mine life of over 24 years at an average annual production rate of 100,000 tonnes per day.  Both Ann Mason and Blue Hill have scope for optimization and expansion. ”

Greg Crowe further noted, “Ongoing issues between Rio Tinto and the Mongolian government, in this Presidential election year in Mongolia, have featured prominently in resource sector news.  Entrée, as a joint venture partner on a portion of the Oyu Tolgoi mining complex, has also experienced the negative effects of this uncertainty in Mongolia.  In February 2013, the Mineral Resources Authority of Mongolia (“MRAM”) temporarily suspended Entrée’s ability to sell or transfer the joint venture licenses that host the Hugo North Extension and Heruga deposits.  Entrée is in discussions with the Government of Mongolia, as well as Rio Tinto and Oyu Tolgoi LLC (“OTLLC”), regarding this matter. ”

Highlights for the year ended December 31, 2012 and subsequent developments through March 31, 2013 include:

Mongolia

Lookout Hill Joint Venture

In 2012, development and construction at the Oyu Tolgoi mining complex advanced on schedule, with phase 1 achieving over 99% completion at the end of the year. First ore was mined from OTLLC’s Southern Oyu open pit deposits, a Power Purchase Agreement was signed with China in November, the concentrator was commissioned in December and first concentrate was produced in January 2013.  OTLLC is on track for first commercial production from the Southern Oyu open pits in mid-2013, subject to the resolution of certain issues between the Government of Mongolia, OTLLC and Rio Tinto.

An updated mining plan based on reserves only (“Reserve Case”) and derived from the latest OTLLC technical, production and cost data was released by Turquoise Hill Resources Ltd. in March 2013 (“2013 OTTR”).  Entrée today filed a separate technical report dated March 28, 2013 (“LHTR13”), which discusses the impact of the updated mine plan on the Entrée-OTLLC joint venture property.

Highlights of this report include:

•	Lift 1 of Hugo North (which includes Hugo North Extension) is the most significant value driver for the entire Oyu Tolgoi mining complex.

o
Hugo North Extension (“HNE”) hosts the highest valued ore of all the deposits outlined in the Reserve Case, with a net smelter returns (“NSR”) value of $95.21/tonne.  This has increased almost 20% compared to the NSR value of $79.40/tonne in Entrée’s March 2012 technical report (“LHTR12”) (news release dated March 30, 2012).

o	Hugo North Extension has the highest average grade of all the Oyu Tolgoi deposits at 1.73% copper, 0.62 grams per tonne (“g/t”) gold and 3.74 g/t silver.

•	Underground shaft development on Hugo North Extension is projected to commence in 2016, with first Lift 1 development production commencing in 2019, ramping up to commercial production in 2023.

•
Base case cut-off grade for resources decreased from 0.6% copper equivalent (“CuEq”) to 0.37% CuEq (in line with estimated Hugo North Lift 1 mining cut-off costs).  At this new base case cut-off, the Heruga deposit has increased in size from 910 million tonnes to over 1.8 billion tonnes.  Concurrently, the grade has decreased to 0.38% copper, 0.36 g/t gold and 110 parts per million (“ppm”) molybdenum from the LHTR12 reserve case of 0.48% copper, 0.49 g/t gold and 141 ppm molybdenum.

•	NPV (at an 8% discount) (“NPV8”) for Lift 1 Reserve Case Hugo North Extension is now $110 million after tax.

•	NPV8 for Lift 1 Reserve Case Hugo North Extension, using the SEC Industry Guide 7 three year trailing averages is US$150 million after tax.

•
A significant portion of the mineralization on the Entrée-OTLLC joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

•	Scenarios for mining Lift 2 at Hugo North Extension and Heruga at 75,000 tonnes per day are considered, with a decision point in 2015.

•
Expansion studies are under consideration, with a feasibility study expected mid-2014.  AMC Consultants Pty Ltd (“AMC”) noted that further design work could identify opportunities to improve project economics through cost reductions and mine plan optimization. This may result in further positive changes to the joint venture property development schedule that could bring first joint venture property ore forward relative to the current plan.

•
Underground lateral development at the Hugo North deposit was, as planned, suspended in February 2012 to enable the upgrading of hoisting equipment at Shaft 1 and restarted during the third quarter of 2012 following the completion of the upgrade.  Approximately 1,500 metres of lateral development were achieved from mid-September 2012 to the end of December 2012 after the completion of the shaft changeover.

•	Exploration drilling of targets on the joint venture property continued in 2012 with over 16,000 metres drilled on the Entrée-OTLLC joint venture property.

The Company’s updated technical report, titled “Technical Report 2013 on the Lookout Hill Property” (“LHTR13”), is available on SEDAR and www.sedar.com.  LHTR13 is dated March 28, 2012 and was prepared by AMC Consultants Pty Ltd in Adelaide, Australia.

Shivee West

During 2012, Entrée continued to explore its adjacent 35,173 hectare, 100% owned Shivee West property. The 2012 trenching program on Shivee West expanded the new gold zone (“Argo Zone”) for an additional 140 metres further north from the mineralized area defined by 2011 reverse circulation drilling and the Argo Zone now measures approximately 400 metres long by 130 metres wide. The property remains prospective for additional discoveries.

Of significance on the Argo Zone:

•	Trench sampling returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade surface values.

•	The combined Zone III and Argo Zones now extend over 600 metres north-south and over widths from 50 to 150 metres.

•	Mineralization is hosted in quartz-veined felsic volcanic rocks associated with a 2.5 kilometre long magnetic low.

Other Mongolia Matters

Following the signing of the binding Power Purchase Agreement with China in early November 2012, electrical transmission lines for power to the Oyu Tolgoi mine became operational.

On February 14, 2013, Turquoise Hill announced that the feasibility study for the expansion of operations of Oyu Tolgoi (including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit) is expected to be completed in the first half of 2014, as Turquoise Hill continues to pursue value engineering and optimization.

On February 27, 2013, notice (the “Notice”) was delivered to Entrée by MRAM regarding Entrée’s mining licences in Mongolia. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended.  The mining licences have not been revoked or cancelled.  Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences.

On March 25, 2013, Turquoise Hill announced that project financing for the Oyu Tolgoi mining complex continues to progress with the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approving their respective participation in late February.  Bids have been received from a number of banks that would allow Turquoise Hill to achieve its project financing target of $3 billion to $4 billion and discussions are ongoing with the lenders to finalize the terms of those offers.  Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

USA

Ann Mason, Nevada

Entrée’s second major project is the Ann Mason Project in the Yerington district of Nevada.  On October 24, 2012, the Company announced the results of a positive Preliminary Economic Assessment (“PEA”) for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada.  Ann Mason is expected to yield a base case, pre-tax, 7.5% net present value ("NPV7.5") of $1.11 billion and an internal rate of return ("IRR") of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz, respectively.   Using October 15, 2012 spot commodity prices of $3.71/lb copper, $10.43/lb molybdenum, $1,736/oz gold and $33.22/oz silver, the pre-tax NPV7.5 and IRR increase to $2.54 billion and 22.9%, respectively.  Preliminary metallurgical test results from Ann Mason are very encouraging and indicate potential for a high quality copper concentrate with no deleterious elements.

The PEA envisions an open pit and conventional sulphide flotation milling operation with an initial 24 year mine life.   Over the life of mine, Ann Mason is estimated to produce an annual average of 214 million pounds of copper.  The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Entrée reported the first resource estimate for the Blue Hill copper deposit, located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit, on October 29, 2012.  Combined inferred oxide and mixed resource categories total 72.13 million tonnes (“Mt”) averaging 0.17% copper (at a 0.10% copper cut-off), or 277.5 million pounds of copper.   The underlying inferred sulphide resource is estimated to contain 49.86 Mt averaging 0.23% copper at a 0.15% copper cut-off.

Preliminary metallurgy suggests the oxide and mixed copper mineralization at Blue Hill is amenable to low-cost, heap leach and solvent extraction/electrowinning processing.  Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery (refer to News Release dated July 26, 2012).  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

Further exploration is planned on other high-priority targets on the Ann Mason Project. In the Blackjack area, induced polarization and surface copper oxide exploration targets have been identified and provide new targets for drill testing.  The area between Ann Mason and Blue Hill also remains highly prospective and underexplored.

On November 15, 2012, the Company filed an updated technical report on the Ann Mason Project titled “Preliminary Economic Assessment on the Ann Mason Project, Nevada, USA.”  The report was prepared by AGP Mining Consultants Inc., and a copy is filed on SEDAR at www.sedar.com.

Other Corporate Highlights

•
In January 2012, the underwriters for the Company’s November 2011 marketed offering exercised their over-allotment option pursuant to which the Company issued 1,150,000 common shares at a price of C$1.25 per share.  Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 170,455 shares at a price of C$1.25 per share.  The total gross proceeds from the over allotment were $1,628,583.

•	Gorden Glenn was appointed to Entrée’s board of directors on June 18, 2012.

•	Comprehensive financing package with Sandstorm Gold Ltd. was closed subsequent to December 31, 2012. The financing package consists of three key components:

o
Equity participation and funding agreement (“Funding Agreement”) that provides for a $40 million upfront deposit and ongoing payments from Sandstorm. In return, Entrée will use future payments that it receives from its mineral property interests to purchase and deliver metal credits, in amounts that are primarily indexed to Entrée’s share of gold and silver by-products and, to a lesser extent, copper production from the Company’s joint venture property in Mongolia.

o	CAD$10 million private placement pursuant to which Entrée issued 17,857,142 shares to Sandstorm at a price of CAD$0.56 per share.
o	US$5 million payment for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits in Nevada.

•	For the year ended December 31, 2012, net loss decreased to US$15,196,129 ($0.12 per share) compared to a net loss of US$17,140,208 ($0.15 per share) for the year ended December 31, 2011.

For the year ended December 31, 2012, the Company incurred a net loss of US$15,196,129 ($0.12 per share) compared to a net loss of US$17,140,208 ($0.15 per share) for the year ended December 31, 2011.  The decrease in net loss is due to lower operating expenditures, primarily from decreased exploration expenses on the Ann Mason Project. In addition, a decreased loss from the Entrée-OTLLC joint venture property resulted in decreased losses from equity investee.  As at December 31, 2012, the Company had working capital of US$4,699,256, including cash of US$4,255,508.

SELECTED FINANCIAL INFORMATION

	As at December 31, 2012 (US$)	As at December 31, 2011 (US$)
Working capital (1)	4,699,256	19,004,136
Total assets	64,173,530	74,589,810
Total long term liabilities	15,286,041	13,720,492
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Annual Financial Statements, management’s discussion and analysis (“MD&A”) and Annual Information Form are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by NI 43-101, has approved the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; future mineral production; costs of production and capital expenditures; the availability of project financing; future cash flows; the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; statements concerning the expected timing of initial production from Lift 1 of the Oyu Tolgoi block underground cave mine; discussions with third parties regarding material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and the Company’s interest in the Joint Venture Property; statements regarding the expected release date of the feasibility study for the Oyu Tolgoi mining complex; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; the timing and results of future resource and reserve estimates; potential types of mining operations; government regulation of exploration and mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage;as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.